Exhibit 99.1

Realm Therapeutics plc

(“Realm Therapeutics”, “Realm” or the “Company”)

Provides Update on Timing of Formal Sale Process

MALVERN, PA, October 1, 2018 - Realm Therapeutics plc (NASDAQ:RLM / AIM:RLM), a biopharmaceutical company with a proprietary technology platform of stabilized high concentration hypochlorous acid (HOCl), today provides an update on timing of the formal sale process.

On September 17, 2018, the Company announced the commencement of a strategic review, including the evaluation of a potential sale of the Company being conducted within the context of a "formal sale process" (as referred to in the City Code on Takeovers and Mergers (the “Code”)). The Company is also considering other strategic alternatives, including potentially in-licensing or acquiring further assets.

Following the announcement, Realm has received indications of interest regarding a potential sale of the Company, directly and through parties contacted by MTS Partners, LP acting as an advisor in the strategic review. The Company has now requested initial non-binding indicative offers from interested parties which are expected to be received before the end of November. The Company will then assess all options available to it to maximize shareholder value and further updates will be provided in due course.

There can be no certainty that any offer will be made, nor the terms on which any offer will be made, or that any transaction will ensue.

The Board reserves the right to alter or terminate the process at any time and, in such cases, will make an announcement as appropriate. The Board also reserves the right to reject any approach or terminate discussions with any interested party at any time.

The Company has posted an updated corporate presentation on its website which contains no new material information.

About Realm Therapeutics

Realm Therapeutics is a biopharmaceutical company with a proprietary technology platform of stabilized high concentration hypochlorous acid (HOCl). The Company has an FDA 510(k)-cleared anti-itch hydrogel, previously marketed as Aurstat™, indicated for the management and relief of pain, burning and itching experienced with various dermatoses, including Atopic Dermatitis, Allergic Contact Dermatitis and Radiation Dermatitis. The Company also receives a royalty stream from Vashe® Wound care products out-licensed to a third party. Both of these products were developed based on Realm’s patented proprietary HOCl technology. For more information on Realm Therapeutics please visit www.realmtx.com.

Disclosure Requirements of the Code

Following the Company’s announcement on September 17, 2018, the Company is considered to be in an "offer period" as defined in the Code, and the "dealing disclosure" requirements listed below will apply.

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company's strategic plans, exploration of strategic alternatives and process and timing associated with the formal sale process. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements including with respect to the timing of the formal sale process, the likelihood of receipt of any non-binding indicative offers, the ability to extract any value from the Company’s portfolio of assets; and any outcome of a strategic alternative evaluation and potential formal sale process. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from the Company’s expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: the Company’s history of operating losses; the announced results of the Company’s Phase 2 trial of PR022 in Atopic Dermatitis; and the general uncertainty around future plans for the Company including the formal sale process. Additionally, the Company’s discontinuation of all of its drug development programs and its exploration of strategic alternatives, including a potential sale of the Company, represents a material change in business strategy, which the Company may not be able to execute effectively, on its intended timeline or at all, and its failure to do so may impact the price and volatility of the Company’s publicly traded ordinary shares and American Depositary Shares representing such shares. These risks and uncertainties and other important factors which are referred to in Exhibit 99.3 to the Company’s Form 6-K furnished to the Securities and Exchange Commission (SEC) on September 17, 2018 and the Company’s other reports furnished to or filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this announcement. Any such forward-looking statements represent management's estimates as of the date of this announcement. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required by law or by any appropriate regulatory authority. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this announcement.

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RNS-RLM

Contacts:

Realm Therapeutics plc

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside US: +44 (0) 20 3727 1000

US: +1 212 600 1902

Argot Partners

Stephanie Marks / Claudia Styslinger

+1 212 600 1902

FTI Consulting

Simon Conway / Mo Noonan

+44 (0) 20 3727 1000

N+1 Singer (Nominated Adviser and Broker)

Aubrey Powell / Jen Boorer

+44 (0) 20 7496 3000

MTS Health Partners, L.P. (Strategic Advisor)

Ravi Mehrotra, Partner

+1 (212) 887-2112

Mark Epstein, Partner

+1 (212) 887-2121

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